UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 11, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, April 11, 2019.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. General Shareholders’ Meeting held on April 11, 2019. Section 3, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores). Allocation of results.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that the General Shareholders’ Meeting held today (the “Meeting”) approved the following, after releasing the total of the Future Investments Reserve Balance and the total of the Future Dividends Reserve Balance:

(i)

To allocate the amount of AR$ 640,131,874 to the Legal Reserve.

(ii)

To distribute a cash dividend for the amount of AR$ 6,942,000,000.

(iii)

To set up a Reserve for Capital Expenditures, Stock Buyback and/or Dividends (the “Reserve”) for the amount of AR$ 6,354,164,102 and to delegate to the Board of Directors the decision to distribute cash dividends up to an amount equal to 80% of the Reserve, which will be restated in constant argentine pesos at any given time pursuant to Resolution no. 777/2018 issued by Comisión Nacional de Valores. It should be noted that in order to calculate the above mentioned 80% amount or to allocate the Reserve for future capital expenditures, the Board of Directors must previously determine the restated amount of the stock buyback that has actually been acquired until the date the decision to pay cash dividends is made.

Finally, we hereby report that, pursuant to the delegation granted by the Meeting, in its meeting held today TGS’ Board of Directors approved a cash dividend payment, of AR$ 240,500,000 corresponding to the partial release of the Reserve.

The total cash dividend amounting to AR$ 7,182,500,000 will be available to shareholders as from April 23, 2019.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice president

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 11, 2019.